SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)


                              (Amendment No. 12)(1)


                                ELXSI Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par value $.001 per share
                  (and associated Common Stock Purchase Rights)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   268613-205
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Alexander M. Milley,
      3600 Rio Vista Avenue, Suite A, Orlando, Florida 32805 (407) 849-1090
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 24, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|

         NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 26 Pages

                      The Exhibit Index appears on page 19

----------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           268613-205                                PAGE 2 OF 26 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Alexander M. Milley
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]

                                                                    (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                               1,261,214**
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                 0
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                     1,261,214**
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                             0
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,261,214**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     **  Includes:  (i) shares held by other persons joining in this filing; and
         (ii) shares that Mr. Milley and other persons joining in this filing have the right to acquire.

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           268613-205                                PAGE 3 OF 26 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Milley Management Incorporated
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]

                                                                    (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                           224,905**
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                             0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                       224,905**
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         224,905**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


     ** Consists entirely of shares beneficially owned or held by Cadmus Corporation and Azimuth Corporation.

                                  SCHEDULE 13D


-------------------------------------                  -------------------------
CUSIP NO.           268613-205                                PAGE 4 OF 26 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ELX Limited Partnership
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]

                                                                    (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                   590,200
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                   0
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                         590,200
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                               0
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         590,200
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


-------------------------------------                  -------------------------
CUSIP NO.           268613-205                                PAGE 5 OF 26 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Cadmus Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]

                                                                    (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         MASSACHUSETTS
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                 203,705
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                            21,200**
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                       203,705
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                        21,200**
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         224,905**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


     **  Consists of (includes 21,200) shares held by Azimuth Corporation.

                                  SCHEDULE 13D


-------------------------------------                  -------------------------
CUSIP NO.           268613-205                                PAGE 6 OF 26 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Eliot Kirkland L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]

                                                                    (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                 231,109**
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                 0
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                       231,109
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                             0
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         231,109**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     **  Includes shares that Eliot Kirkland L.L.C. has the right to acquire.

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           268613-205                                PAGE 7 OF 26 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Azimuth Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]

                                                                    (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF/BK & SC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                    21,200
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                   0
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                          21,200
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                               0
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,200
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Alexander M. Milley ("AMilley"), Milley Management Incorporated, a Delaware corporation ("MMI"), ELX Limited Partnership, a Delaware limited partnership ("ELX"), Cadmus Corporation, a Massachusetts corporation ("Cadmus"), and Eliot Kirkland L.L.C., a Delaware limited liability company ("Kirkland"), hereby amend their statement on Schedule 13D dated September 8, 1989 (the
"Original Statement"), as amended by the Amendment No. 1 to the Original Statement dated October 2, 1989 ("Amendment No. 1"), the Amendment No. 2 to the Original Statement dated January 29, 1990 ("Amendment No. 2"), the Amendment No. 3 to the Original Statement dated November 6, 1992 ("Amendment No. 3"), the Amendment No. 4 to the Original Statement dated June 4, 1993 ("Amendment No. 4"), the Amendment No. 5 to the Original Statement dated October 8, 1993 ("Amendment No. 5"), the Amendment No. 6 to the Original Statement dated November 30, 1993 ("Amendment No. 6"), the Amendment No. 7 to the Original Statement dated December 20, 1994 ("Amendment No. 7"), the Amendment No. 8 to the Original Statement dated January 31, 1995 ("Amendment No. 8"), the Amendment No. 9 to the Original Statement dated September 20, 1995 ("Amendment No. 9"), the Amendment No. 10 to the Original Statement dated January 7, 1996 (intended to be January 7, 1997) ("Amendment No. 10"), and the Amendment No. 11 to the Original Statement dated October 22, 1997 ("Amendment No. 11"; and the Original Statement as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11, the "Amended Statement"), filed with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of ELXSI Corporation, a Delaware corporation (the "Issuer"). In addition, Azimuth Corporation, a Delaware corporation ("Azimuth"), is joining in this Amendment No. 12 to the Amended Statement.

         The Original Statement as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 (the "Earlier Filings") was executed and filed by AMilley, MMI, ELX and Cadmus jointly with other persons and entities, in accordance with Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"). Each of Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 (the "Later Filings") was executed and filed by AMilley, MMI, ELX, Cadmus, Winchester National, Inc., a Delaware corporation, and/or Winter Pond Partners, L.P., a Delaware limited partnership (liquidated and dissolved in May 1994). Each of Amendment No. 9, Amendment No. 10 and Amendment No. 11 was executed and filed by AMilley, MMI, Cadmus, ELX and Kirkland (collectively with Azimuth, the "Amended Statement Filers") jointly with each other in accordance with such Rule, but not with any of the other persons or entities who joined in the Earlier Filings and/or Later Filings and not with Azimuth. The information reported in Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11 relates solely to the Amended Statement Filers (excluding Azimuth) and the other entities who joined in the execution and filing thereof, and this Amendment No. 12 relates solely to the Amended Statement Filers (including Azimuth); such Amendments do not relate to any of such other persons or entities who joined in the Earlier Filings and/or Later Filings. Accordingly, each Amended Statement Filer hereby disclaims any responsibility for (i) the filing of any reports or information required under
Section 13(d) of the Act and Regulation 13D-G promulgated thereunder relating to any of such other persons or entities, (ii) the timeliness of any such filing, and (iii) the completeness and accuracy of any such report or information.

         The Issuer is party to a Rights Agreement, dated as of June 4, 1997 (the "Rights Agreement"), with Continental Stock Transfer & Trust Company, as Rights Agent. Pursuant to the Rights Agreement, the Board of Directors of the Issuer declared a dividend of one Common Stock Purchase Right (each, a "Right") for each share of Common Stock outstanding at the opening of business on June 16, 1997. All shares of Common Stock of the Company issued on or after such date also have or will have one attached Right. Therefore, each outstanding share of Common Stock carries an associated Right and, unless otherwise expressly indicated herein or in the Amended Statement, all references to Common Stock shall include the associated Rights.

         This Amendment No. 12 is being filed in order to report that:

1. Cadmus, pursuant to offers to purchase shares of Common Stock from stockholders of the Issuer that own of record 100-or-less shares of Common Stock (after giving effect to the Issuer's May 1992 1-for-25 reverse split of outstanding shares) first reported in Amendment No. 11 ("Cadmus Odd Lot Offers"), has purchased 8,340 shares of Common Stock (including the 195 shares reported in such Amendment No. 11) (the "Cadmus Odd Lot Purchases").

2. At various dates since the date of the Amendment No. 11, Cadmus purchased an aggregate of 13,000 shares of Common Stock through open
         market   trades   (the  "Late   1997/Early   1998  Cadmus  Open  Market
         Purchases").

3. In April 1998, Cadmus accepted 5,000 shares of Common Stock from Alexander Milley ("MilleySr."), AMilley's father, as payment-in-full of two notes of MilleySr. payable to Cadmus in the aggregate principal amount of $52,782 (the "Cadmus/MilleySr.
         Transaction").

4. Prior to its commencement of the Cadmus Odd Lot Offers, Cadmus purchased an aggregate of 218 shares of Common Stock from individual stockholders who, unsolicited, expressed a desire to sell such shares privately (the "Pre-Odd Lot Cadmus Private Purchases"). These 218 shares were inadvertently not reported previously in the Amended Statement.

5. At various dates since the date of the Amendment No. 11, Azimuth purchased an aggregate of 11,200 shares of Common Stock through open market trades (the "Late 1997/Early 1998 Azimuth Open Market Purchases").

6. In March 1998, Azimuth purchased 10,000 shares of Common Stock from a single individual stockholder who, unsolicited, expressed a desire to sell such shares privately (the "March 1998 Azimuth Private Purchase").

7. The 1993 Plan Nonqualified Options (as defined in Amendment No. 11) granted by the Issuer to AMilley in October 1997: (i) were inadvertently erroneously reported in Amendment No. 11 as being options to purchase 40,000 shares -- 30,000 is the correct figure; and (ii) became 100% exercisable on April 10, 1998.

         Except as set forth herein, there has been no material change in the facts set forth in the Amended Statement with respect to any of the Amended Statement Filers. Items and sub-items not expressly addressed herein are inapplicable with respect to the Amended Statement Filers, or the responses to them with respect to the Amended Statement Filers either are negative or have not changed from those of the Amended Statement.

Item 2.  Identity and Background
         -----------------------

         Azimuth is a Delaware corporation the principal business of which is being a holding company of three wholly-owned subsidiaries: (i) Contempo Design, Inc. and Contempo Design West, Inc. (collectively, "Contempo), which principally manufacture, design and market trade show exhibits, and (ii) Delaware Electro Industries, Inc. ("DEI"), which principally distributes fuses and fasteners. The address of Azimuth's principal business and office is 3600 Rio Vista Avenue, Suite A, Orlando, Florida 32805.

         (a)-(f) AMilley is the Chairman, President and (in combination with Cadmus) a controlling stockholder of Azimuth. Azimuth's other directors and executive officers are Steven D. Hollopeter ("SHollopeter"), Robert C. Shaw
("RShaw"), Thomas R. Druggish ("TDruggish") and David M. Doolittle ("DDoolittle"), each of whom are citizens of the United States. The present principal occupation of: (i) AMilley is serving as the Chairman, Chief Executive Officer and President of the Issuer and its ELXSI subsidiary, as the Chief Executive Officer and President of ELXSI's Cues division and as a principal of MMI; (ii) SHollopeter is serving as President of DEI and its Fuses Unlimited, Liberty Engineering and Fuse World divisions and as a principal of MMI; (iii) RShaw is serving as President of Contempo and as a principal of MMI; (iv) TDruggish is serving as a principal of MMI; and (v) DDoolittle is serving as a principal of MMI. The principal business of MMI is engaging in investing activities, and its principal business and office address is 3600 Rio Vista Avenue, Suite A, Orlando, Florida 32805. The principal business address of SHollopeter and DEI is 9248 Eton Avenue, Chatsworth, California 91311. The principal business address of RShaw and Contempo is 1800 Industrial Drive, Libertyville, Illinois 60048.

         During the last five years, none of the above persons or Azimuth: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Of the transactions enumerated in the fourth narrative paragraph of this Amendment No. 12, only the Cadmus Odd Lot Purchases, Late 1997/Early 1998 Cadmus Open Market Purchases, Pre-Odd Lot Cadmus Private Purchases, Late 1997/Early 1998 Azimuth Open Market Purchases and March 1998 Azimuth Private Purchase involved the payment or transfer of funds for the purchase of securities of the Issuer.

         CADMUS ODD LOT PURCHASES. The respective dates, numbers of shares and purchase prices of the Cadmus Odd Lot Purchases are as follows:

          Date of Purchase                Number of Shares      Price/Share
          ----------------                ----------------      -----------

              10/15/97                           60             $  10.25
              10/15/97                          135             $  10.875
              11/1/97                            74             $  10.00
              11/1/97                            58             $  11.50
              11/1/97                            69             $  10.75
              11/17/97                           53             $  10.25

Date of Purchase                Number of Shares      Price/Share
----------------                ----------------      -----------

    12/1/97                            54             $  10.25
    12/1/97                            60             $  11.625
    12/1/97                           260             $  12.00
    12/1/97                           310             $  12.50
    12/1/97                           175             $  13.50
    12/1/97                           100             $  13.75
    12/15/97                           80             $  12.75
    12/15/97                          100             $  13.00
    12/15/97                           64             $  13.875
     1/2/98                           428             $  11.00
     1/2/98                            80             $  13.00
     1/16/98                           56             $  10.25
     1/16/98                          160             $  11.00
     1/16/98                          100             $  12.00
     2/4/98                            80             $  10.375
     2/4/98                            88             $  10.875
     2/4/98                            80             $  11.25
     3/2/98                           100             $  11.75
     3/2/98                             1             $  12.00
     3/2/98                           158             $  12.25
     3/2/98                           115             $  12.375
     3/2/98                           280             $  12.50
     3/2/98                           703             $  12.75
     3/2/98                           667             $  13.25
     3/16/98                          226             $  13.25
     3/16/98                          589             $  13.50
     3/16/98                          140             $  13.625
     3/16/98                          186             $  13.75
     3/16/98                           50             $  14.375
     3/16/98                           50             $  14.875
     4/1/98                           295             $  13.50
     4/1/98                           263             $  13.75
     4/1/98                           121             $  14.00
     4/1/98                           309             $  14.25
     4/1/98                           106             $  14.375
     4/1/98                            80             $  14.875
     4/1/98                           140             $  15.50
     4/1/98                            90             $  16.375
     4/1/98                            50             $  16.75
     4/1/98                            49             $  17.00
     4/15/98                          101             $  12.625
     4/15/98                          124             $  12.75
     4/15/98                           10             $  13.50
     4/15/98                          171             $  13.75
     4/15/98                          102             $  13.875
     4/15/98                          139             $  14.00
     4/15/98                           65             $  16.00
     4/15/98                           92             $  14.375
     4/15/98                           44             $  14.50
                                    -----
                                    8,340

         The total amount of funds used to complete the Cadmus Odd Lot Purchases was approximately $108,084, and the source of such funds was Cadmus's own working capital.


         LATE 1997/EARLY 1998 CADMUS OPEN MARKET PURCHASES. The respective dates, numbers of shares and purchase prices of the Late 1997/Early 1998 Cadmus Open Market Purchases are as follows:

     Date of Purchase                Number of Shares      Price/Share
     ----------------                ----------------      -----------

          10/29/97                       1,000             $  10.00
          10/29/97                       2,000             $  10.625
           1/7/98                        3,000             $  11.625
           2/3/98                          600             $  10.875
           2/5/98                        2,400             $  10.875
           2/20/98                       2,000             $  12.25
           4/16/98                         200             $  12.75
           4/17/98                       1,800             $  13.0555
                                        ------
                                        13,000


         The total  amount of funds used to complete  the Late  1997/Early  1998
Cadmus Open Market Purchases was approximately $149,249.90 (plus brokerage commissions/mark-ups and other charges), and the source of such funds was Cadmus's own working capital.

         PRE-ODD LOT CADMUS PRIVATE PURCHASES. The respective dates, numbers of shares and purchase prices of the Pre-Odd Lot Cadmus Private Purchases are as follows:


     Date of Purchase                Number of Shares      Price/Share
     ----------------                ----------------      -----------

           7/1/96                           8              $  6.00
           7/15/96                         10              $  5.50
          11/1/96                          50              $  5.00
           4/2/97                           4              $  6.25
           5/15/97                         10              $  6.25
           6/2/97                           5              $  5.75
           6/16/97                         50              $  7.00
           8/15/97                         31              $  8.00
          10/1/97                          50              $ 10.875
                                          ---
                                          218

         The total amount of funds used to complete the Pre-Odd Lot Cadmus Private Purchases was $1,611, and the source of such funds was Cadmus's own working capital.


         LATE 1997/EARLY 1998 AZIMUTH OPEN MARKET PURCHASES. The respective dates, numbers of shares and purchase prices of the Late 1997/Early 1998 Azimuth Open Market Purchases are as follows:

     Date of Purchase                Number of Shares      Price/Share
     ----------------                ----------------      -----------

          10/28/97                      5,000              $ 10.00
          11/14/97                      1,000              $ 10.75
           1/23/98                      2,000              $ 11.00
           1/26/98                        200              $ 11.00
           1/30/98                      1,000              $ 11.00
           2/10/98                        400              $ 11.375
           2/11/98                        600              $ 11.50
           2/11/98                      1,000              $ 11.875
                                       ------
                                       11,200

         The total amount of funds used to complete the Late 1997/Early 1998 Azimuth Open Market Purchases was $119,275 (plus brokerage commissions/mark-ups and other charges), and the source of such funds was Azimuth's Contempo and DEI subsidiaries. Such subsidiaries borrowed such funds from FINOVA Capital Corporation, who is their working capital lender.

         MARCH 1998 AZIMUTH PRIVATE PURCHASE. In the March 1998 Azimuth Private Purchase, Azimuth purchased 10,000 shares of Common Stock at a price of $13.50 per share, or $135,000 in the aggregate, in a privately negotiated transaction. Pursuant to the purchase and sale agreement between Azimuth and the individual selling stockholder, such stockholder also simultaneously sold 90,000 shares of Common Stock to the Issuer. The source of the funds used to complete the March 1998 Azimuth Private Purchase was a $135,000 loan made to Azimuth by ELXSI, which is evidenced by a Secured Promissory Note of Azimuth the form of which is herewith as Exhibit C (the "Azimuth-to-ELXSI $135,000 Note"). The principal economic terms of such loan and Azimuth-to-ELXSI $135,000 Note are as follows:
(i) two-year maturity, with all principal due at that time, (ii) interest accruing at 15% per annum, payable quarterly, and (iii) secured by a pledge of the 10,000 shares of Common Stock purchased by Azimuth with the proceeds thereof.

Item 4.  Purpose of Transaction
         ----------------------

         CADMUS ODD LOT PURCHASES. The Cadmus Odd Lot Offers were made pursuant to letters, substantially the same (except as to date and share numbers) as the letter filed as Exhibit B to Amendment No. 11, addressed to each record holder of 100-or-less shares (after giving effect to the 1992 Reverse Split) of Common Stock for whom the Issuer has addresses. At this date, such letters have been forwarded to all such holders, at their respective addresses indicated in such records. The terms of the Cadmus Odd Lot Offers are that Cadmus will purchase shares tendered pursuant thereto at the closing sale price of the Common Stock on the trading day immediately preceding the post-mark or other forwarding date of the tendering holder's return of materials. However, Cadmus has reserved the right to terminate the Cadmus Odd Lot Offers at any time, without notice. In addition, in order to comply with certain legal restrictions, in no event will Cadmus purchase pursuant to the Cadmus Odd Lot Offers a number of shares of Common Stock that, together with all other shares of Common Stock purchased by Cadmus in the preceding 12 months, would constitute more than 2% of the outstanding shares of Common Stock. At present, to the Issuer's knowledge, slightly less than 120,000 shares of Common Stock are held by Odd Lot Holders.

         The purpose the Cadmus Odd Lot Offers is to: (i) help to increase Cadmus's investment in the Issuer at what it considered to be favorable prices, in a way that is not coercive and may be advantageous to odd lot holders (I.E., by allowing them an opportunity to sell their Common Stock on a commission-free basis), and (ii) help the Issuer to reduce the burden and expense of communicating with odd lot holders who may (in any event) wish to sell their shares.

         LATE 1997/EARLY 1998 CADMUS OPEN MARKET PURCHASES. The purpose the Late 1997/Early 1998 Cadmus Open Market Purchases was to increase Cadmus's investment in the Issuer at a time when shares of Common Stock were available in the open market at what it considered to be favorable prices.

         CADMUS/MILLEYSR. TRANSACTION. The $52,782 loan by Cadmus to MilleySr. was made to finance his purchase of the 5,000 shares of Common Stock that were the subject of the Cadmus/MilleySr. Transaction. The purpose of the Cadmus/MilleySr. Transactions was to: (i) accommodate the request of Mr. Milley that Cadmus accept such 5,000 shares of Common Stock as satisfaction-in-full of his loan obligations to Cadmus, and (ii) increase Cadmus's investment in the Issuer at what it considered to be a favorable price.

         PRE-ODD LOT CADMUS PRIVATE PURCHASES. The purpose the Pre-Odd Lot Cadmus Private Purchases was to: (i) help accommodate the request of the selling stockholders they be given the opportunity to sell his Common Stock on a commission-free basis, (ii) increase Azimuth's investment in the Issuer at what it considered to be a favorable price, and (iii) help the Issuer to reduce the burden and expense of communicating with stockholders wishing to sell their shares.

         LATE 1997/EARLY 1998 AZIMUTH OPEN MARKET PURCHASES. The purpose the Late 1997/Early 1998 Azimuth Open Market Purchases was to initiate and then increase Azimuth's investment in the Issuer at a time when shares of Common Stock were available in the open market at what it considered to be favorable prices.

         MARCH 1998 AZIMUTH PRIVATE PURCHASE. The purpose of the March 1998 Azimuth Private Purchase was to: (i) help accommodate the request of the selling stockholder that he be given the opportunity to sell his Common Stock on a commission-free basis, and (ii) increase Azimuth's investment in the Issuer at what it considered to be a favorable price.

         1993 PLAN NONQUALIFIED OPTIONS. The stated purpose of the 1993 Plan (as defined in Amendment No. 11) is to establish as close an identity as feasible between the interests of the Issuer and those of selected directors, officers and key employees of the Issuer, and also to attract, retain, motivate and reward persons of superior ability, training and experience.

         (a) Subject to the legal restrictions and Cadmus's right to terminate the Cadmus Odd Lot Offers referenced hereinabove, and other factors that it may from time to time deem relevant, Cadmus intends to purchase any and all shares of Common Stock tendered as a result of the Cadmus Odd Lot Offers.

                  In addition, from time to time after the date hereof, any one or more of AMilley, MMI, ELX, Cadmus, Kirkland or Azimuth may purchase or acquire additional shares of Common Stock (or options or warrants to purchase additional shares of Common Stock); however, there are currently no definitive plans or proposals to do so.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a) AMILLEY. The aggregate number of shares of Common Stock beneficially owned by AMilley is 1,261,214. Of these shares: (i) 25,000 are outstanding shares held by AMilley; (ii) 190,000 are purchasable upon exercise of presently exercisable options granted by the Issuer to AMilley; (iii) 112,347 are outstanding shares held by Kirkland; (iv) 50,000 are purchasable upon exercise of presently exercisable Series A Warrants held by Kirkland; (v) 68,762 are purchasable upon exercise of presently exercisable Series C Warrants held by Kirkland; (vi) 590,200 are outstanding shares held by ELX; (vii) 203,705 are outstanding shares held by Cadmus; and (viii) 21,200 are outstanding shares held by Azimuth. On a percentage basis these shares represent approximately 25.8% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act). See sub-item 5(b) below for disclosure of the relationship between AMilley and each of MMI, Kirkland, ELX, Cadmus and Azimuth.

                  MMI.   The   aggregate   number  of  shares  of  Common  Stock
beneficially owned by MMI is 224,905. Of these shares: (i) 203,705 are outstanding shares held by Cadmus; and (ii) 21,200 are outstanding shares held by Azimuth. On a percentage basis these shares represent approximately 4.9% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act). See sub-item 5(b) below for disclosure of the relationship between MMI, Cadmus and Azimuth.

                  ELX. The aggregate number of shares of Common Stock beneficially owned by ELX is 590,200, all of which are outstanding shares held by ELX. On a percentage basis these shares represent approximately 12.9% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act).

                  CADMUS. The aggregate number of shares of Common Stock beneficially owned by Cadmus is 224,905. Of these shares: (i) 203,705 are outstanding shares held by Cadmus; and (ii) 21,200 are outstanding shares held by Azimuth. On a percentage basis these shares represent approximately 4.9% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act). See sub-item 5(b) below for disclosure of the relationship between Cadmus and Azimuth.

                  KIRKLAND. The aggregate number of shares of Common Stock beneficially owned by Kirkland is 231,109. Of these shares: (i) 112,347 are outstanding shares held by Kirkland; (ii) 50,000 are purchasable upon exercise of presently exercisable Series A Warrants held by Kirkland; and (iii) 68,762 are purchasable upon exercise of presently exercisable Series C Warrants held by Kirkland. On a percentage basis these shares represent approximately 4.9% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act).

                  AZIMUTH. The aggregate number of shares of Common Stock beneficially owned by Azimuth is 21,200, all of which are outstanding shares held by Azimuth. On a percentage basis these shares represent approximately 0.5% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act).

         (b) Each of AMilley, ELX, Cadmus, Kirkland and Azimuth has the sole power to vote and to direct the vote, and the sole power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held by such Amended Statement Filer, except as otherwise indicated below. MMI does not directly hold any of the shares of

Common Stock reported herein but, inasmuch as (x) MMI is a controlling stockholder of Cadmus, (y) Cadmus (with AMilley) are controlling stockholders of Azimuth, and (z) consequently, MMI may be deemed to share the power to vote and to direct the vote, and to share the power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held by Cadmus and Azimuth, MMI may be deemed to be the beneficial owner of the shares of Common Stock reported hereinabove as being held by Cadmus and Azimuth. Cadmus does not directly hold the 21,200 shares of Common Stock reported herein as being held by Azimuth but, inasmuch as (x) Cadmus (with AMilley) are controlling stockholders of Azimuth, and (y) consequently, Cadmus may be deemed to share the power to vote and to direct the vote, and to share the power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held by Azimuth, Cadmus may be deemed to be the beneficial owner of the shares of Common Stock reported hereinabove as being held by Azimuth. AMilley's beneficial ownership of shares held (or subject to warrants held) by: (i) Kirkland arises solely from his capacity as sole manager, President and a member thereof; (ii) ELX arises solely from his capacity as sole general partner thereof; (iii) MMI and Cadmus arises solely from his capacity as sole director, President and a stockholder of MMI and his capacity as a director, President and (indirectly, through MMI) a controlling shareholder of Cadmus; and (iv) Azimuth arises solely from his capacity as a director, President and (in combination with Cadmus) a controlling stockholder of Azimuth. This filing shall not be construed as an admission that any of the Amended Statement Filers is otherwise, for purposes of Section 13 of the Act or otherwise, the beneficial owner of the shares of Common Stock of the Issuer reported herein as being held by any other Amended Statement Filer, and each Amended Statement Filer hereby disclaims beneficial ownership of such shares.

         (c) Reference is hereby made to the descriptions and discussions of the purchases and other transactions appearing elsewhere in this Amendment No. 12, which descriptions and discussions are hereby incorporated herein by reference in response to this sub-item.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer
         ------------------------

         MARCH 1998 AZIMUTH PRIVATE PURCHASE. The March 1998 Azimuth Private Purchase was effected pursuant to a written Stock Purchase Agreement, dated as of March 10, 1998, between the selling party, Azimuth and the Issuer. Under such agreement: (i) such seller agreed to sell 10,000 shares of Common Stock to Azimuth and 90,000 shares of Common Stock to the Issuer, at a price of $13.50 per share, (ii) such seller made representations and warranties with respect to himself and such shares customary for transactions of this type, and (iii) Azimuth and the Issuer made representations and warranties with respect to themselves customary for transactions of this type. Such agreement is filed as Exhibit B to this Amendment No. 12, and reference is hereby made to such Exhibit for a more detailed description of such agreement.

         Under the security provisions of the Azimuth-to-ELXSI $135,000 Note, if an Event of Default (as defined therein) occurs and is continuing, ELXSI will become Azimuth's agent, proxy and attorney-in-fact for the purpose of taking any action and to executing any document or instrument which ELXSI may deem necessary or advisable to accomplish the purposes of such Note, including without limitation, to: (i) transfer record title to the 10,000 shares of Common Stock purchased by Azimuth with the proceeds of the loan evidenced by such Note to ELXSI (or its nominee or assignee); and (ii) vote such shares and other collateral thereunder.

Reference is hereby made to Exhibit C for a more detailed description of the Azimuth-to-ELXSI $135,000 Note.


Item 7.  Material to be filed as Exhibits
         --------------------------------

         Exhibit A -- Joint Filing Agreement, dated April 30, 1998, among Alexander M. Milley, Milley Management Incorporated, ELX Limited Partnership, Cadmus Corporation, Eliot Kirkland L.L.C. and Azimuth Corporation

         Exhibit B -- Form of Stock Purchase Agreement, dated as of March 10, 1998, between Ezra Rust Muirhead, Azimuth Corporation and ELXSI Corporation

         Exhibit C -- Form of Secured Promissory Note made by Azimuth Corporation payable to the order of ELXSI Corporation

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 1998

                                                  MILLEY MANAGEMENT INCORPORATED


/s/ ALEXANDER M. MILLEY                           By: /s/ ALEXANDER M. MILLEY
------------------------------                       ---------------------------
    Alexander M. Milley,                                  Alexander M. Milley
     individually                                         President


ELX LIMITED PARTNERSHIP                           CADMUS CORPORATION


By: /s/ ALEXANDER M. MILLEY                       By: /s/ ALEXANDER M. MILLEY
------------------------------                       ---------------------------
        Alexander M. Milley                               Alexander M. Milley
        Sole General Partner                              President


ELIOT KIRKLAND L.L.C.                             AZIMUTH CORPORATION


By: /s/ ALEXANDER M. MILLEY                       By: /s/ ALEXANDER M. MILLEY
------------------------------                       ---------------------------
        Alexander M. Milley                               Alexander M. Milley
        President                                         President

                                  EXHIBIT INDEX


  Exhibit                          Document                                Page
  -------                          --------                                ----


      A          Joint  Filing  Agreement,  dated April 30, 1998,           20
                 among  Alexander  M. Milley,  Milley  Management
                 Incorporated,  ELX Limited  Partnership,  Cadmus
                 Corporation,  Eliot Kirkland L.L.C.  and Azimuth
                 Corporation

      B          Form of Stock  Purchase  Agreement,  dated as of           21
                 March 10,  1998,  between  Ezra  Rust  Muirhead,
                 Azimuth Corporation and ELXSI Corporation

      C          Form of Secured  Promissory Note made by Azimuth           23
                 Corporation   payable  to  the  order  of  ELXSI
                 Corporation